NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver declares dividend of $0.12 per common share under new dividend policy
Vancouver, B.C. - February 24, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today announced that the Board of Directors of Pan American has approved a 20% increase in the cash dividend to $0.12 per common share based on our new dividend policy. The policy adds a variable amount to a base dividend of $0.10 per common share paid on a quarterly basis. The variable quarterly dividend will be linked to the net cash on the balance sheet for the previous quarter, as illustrated in the following table:

Net Cash(1)	Base Dividend per Quarter	Variable Dividend per Quarter	Total Dividend per Quarter
Less than $100 million	$0.10 per share	$0.00 per share	$0.10 per share
$100 million to less than $200 million	$0.10 per share	$0.01 per share	$0.11 per share
$200 million to less than $300 million	$0.10 per share	$0.02 per share	$0.12 per share
$300 million to less than $400 million	$0.10 per share	$0.06 per share	$0.16 per share
$400 million or greater	$0.10 per share	$0.08 per share	$0.18 per share
(1) Net cash is calculated as cash and cash equivalents plus short-term investments, other than equity securities, less total debt. Net cash and total debt are non-GAAP measures and do not have standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies; please refer to the "Alternative Performance (non-GAAP) Measures" section of our management's discussion and analysis for the twelve months ended December 31, 2021, for a discussion of various non-GAAP measures.
"Pan American's new dividend policy is aligned with our capital allocation priorities. It protects our balance sheet strength while allowing shareholders to participate in an improving financial position and for the Company to invest in its growth projects. We exited 2021 with cash and cash equivalents of $283.6 million and short-term investments of $51.7 million. Pan American is advancing its large La Colorada Skarn project, with 55,000 metres of exploration and infill drilling planned for 2022, and construction of initial infrastructure projects," said Michael Steinmann, President and Chief Executive Officer.
The cash dividend of $0.12 per common share, or approximately $25.3 million in aggregate cash dividends, is payable on or about March 21, 2022, to holders of record of Pan American’s common shares as of the close on March 7, 2022. Pan American's dividends are designated as eligible dividends for Canadian income tax purposes. As at December 31, 2021, the Net Cash position of $237.7 million is calculated in the following table:

Cash and cash equivalents	283,550
Short-term investments, other than equity securities (1)	—
Total debt	(45,861)
Net cash	237,689
(1)As at December 31, 2021, the Company's short-term investments are comprised entirely of equity investments and largely in exploration and development companies.

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American Silver provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our net cash, and whether Pan American will be able to maintain a strong financial condition and have sufficient capital to sustain our business and operations; timing and amounts of any future dividends; and the planned exploration and development of the La Colorada Skarn project, and the timing thereof.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions, and the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects at La Colorada and our other operations, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions, and the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed;

PAN AMERICAN SILVER CORP.	2

NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects at La Colorada and our other operations, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	3